LINKBANCORP, INC. CLAWBACK POLICY		Key Responsibilities
Parent Policy:	N/A	Approval Authority:
Applicable To:	LINKBANCORP, INC	Holding Company Board
Renewal/New Approval Date:	09/28/2023	Document Owner:
Renewal Frequency:	Yearly	President, LINKBANCORP

Exhibit 97

LINKBANCORP, INC. CLAWBACK POLICY

The Board of Directors (the “Board”) of LINKBANCORP, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (this “Policy”), which provides for the recovery of certain incentive compensation in the event of an accounting restatement.

The Company has adopted this Policy as a supplement to any other clawback policies or provisions in effect now or in the future at the Company. To the extent this Policy applies to compensation payable to a person covered by this Policy, it shall supersede any other conflicting provision or policy maintained by the Company and shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy or provision provides that a greater amount of such compensation shall be subject to clawback, such other policy or provision shall apply to the amount in excess of the amount subject to clawback under this Policy.

This Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D and the related listing rules of the national securities exchange or national securities association (the “Exchange”) on which the Company has listed securities, and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1. Definitions. The terms “Executive Officer,” “Incentive-Based Compensation,” and “Received” shall have the same meaning as defined in regulation 17 C.F.R. §240.10D-1(d).

2. Application of the Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the Federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2; provided that the individual served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

(a) Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023.

(b) See 17 C.F.R. §240.10D-1(b)(1)(i)(D) for certain circumstances under which this Policy will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to the Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Company’s financial statements and shall be computed without regard to any taxes paid.

(a) For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

5. Recovery Exceptions. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Compensation Committee of the Board of Directors (the “Committee”) shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the Securities and Exchange Commission, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange, as required.

(b) If applicable, Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. §401(a)(13) or 26 U.S.C. §411(a) and regulations thereunder.

6. Committee Decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined by a court of competent jurisdiction to be an abuse of discretion.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

8. Agreement to Policy by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Policy and the Executive Officers shall acknowledge receipt and adherence to this Policy in writing.

9. Exhibit Filing Requirement. A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s annual report on Form 10-K.

10. Amendment. The Board may amend, modify or supplement all or any portion of this Policy at any time and from time to time in its discretion.

[TO BE SIGNED BY EACH OF THE COMPANY’S EXECUTIVE OFFICERS]

Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of LINKBANCORP, Inc.’s Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) and that I have been provided a copy of the Policy. In the event of any inconsistency between the Policy and the terms of any employment or similar agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. If the Committee determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

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